Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

Dated: February 20, 2025

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Anfield Energy Inc. (the “Company”) will be held on Monday, March 31, 2025, at 10:00 a.m. (Pacific time), for the following purposes:

1.	To consider and, if deemed advisable, to approved with or without variation, a resolution authorizing the consolidation of the Company’s common shares (the “Shares”) on the basis of one (1) new Share for up to every two-hundred (200) currently issued and outstanding Shares, or such lesser ratio as the directors may determine appropriate, as more particularly described in the accompanying management proxy circular of the Company dated February 20, 2024 (the “Circular”); and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Monday, March 31, 2025

Time:	10:00 a.m. (Pacific time)

Location	Cassels Brock & Blackwell LLP Suite 2200, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Circular.

As set out in the notes, the enclosed proxy is solicited by management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 20th day of February, 2025

By order of the Board of Directors,

/signed/ “Corey Dias”
Corey Dias
Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Anfield Energy Inc. (the “Company”), for use at the special meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on Monday, March 31, 2025, at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting and at any adjournment and postponement thereof. Unless otherwise noted, information in this Circular is given as at February 20, 2025.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Monday, March 31, 2025

Time:	10:00 a.m. (Pacific time)

Location	Cassels Brock & Blackwell LLP Suite 2200, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8

Solicitation of Proxies

The enclosed form of proxy (the “Proxy”) is solicited by the management of the Company. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation, if any, will be borne by the Company.

We strongly encourage Shareholders to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 10:00 a.m. (Pacific time) on Thursday, March 27, 2025.

APPOINTMENT OF PROXYHOLDERS

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder’s nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada (“Computershare”) by hand or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company’s registrar and transfer agent, Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Quorum

A quorum of Shareholders is required to transact business at the Meeting, for all purposes contemplated by this Circular the quorum for transacting business at the Meeting is at least one person who is, or who represents by proxy, one or more shareholders who, in aggregate, hold at least 5% percent of the issued shares entitled to be voted at the meeting.

ADVICE TO REGISTERED SHAREHOLDERS

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting.

Registered Shareholders who choose to submit a Proxy may do so by completing, signing, dating and depositing the Proxy with Computershare using one of the following methods:

(a)	by hand or mail to Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; or

(b)	by fax within North America at 1-866-249-7775 or outside North America at 1-416-263- 9524; or

(c)	by touch tone telephone at 1-866-732-8683; or

(d)	by using the internet through the Computershare website at www.investorvote.com.

Registered Shareholders who choose to vote by telephone or the internet will need to provide the control number provided on the enclosed form of proxy for the holder.

The Proxy may be signed by the Shareholder or by his or her attorney in writing, or, if the Registered Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 10:00 a.m. (Vancouver time) on March 27, 2025.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 5:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairperson of the Meeting at their discretion and they are under no obligation to accept or reject a late proxy. The Chairperson of the Meeting may waive or extend the proxy cut-off without notice.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54- 101”) issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy related materials directly to NOBOs. This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) from our Transfer Agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish toattend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

Non-Objecting Beneficial Owners

Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form (“VIF”) from the Company’s transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures.

Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

United States Shareholders

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Notice-and-Access

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of the Circular, Proxy or VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors (“Directors”) or officers (“Officers”) of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a Director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and Officers may, however, be interested in the approval of the Option Plan as detailed in “Approval of Stock Option Plan” below, as such persons are entitled to participate in the Option Plan.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on February 20, 2025 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of common shares (“Common Shares”) without par value. As at the Record Date, the Company has 1,141,372,490 Common Shares issued and outstanding, each share carrying the right to one vote.

Principal Holders of Voting Securities

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, other than as disclosed below:

Name of Shareholder	Number of common shares beneficially owned, directly or indirectly		Percentage of Issued and Outstanding(1)
enCore Energy Corp.	170,000,000	(1)	14.89	%(2)
Uranium Energy Corp.	203,415,775	(1)	17.82	%(2)
Extract Advisors LLC	127,308,797	(1)	11.15	%(2)

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from Computershare and/or furnished by the Shareholder listed above.
(2)	On a non-diluted basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

Consolidation

The Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an Ordinary Resolution (the “Consolidation Resolution”) to approve the consolidation of the Common Shares on the basis of up to two-hundred (200) pre-consolidation Common Shares being consolidated into one (1) post-consolidation Common Share (the “Consolidation”).

The Company is pursuing the Consolidation for the purposes of satisfying share capital and minimum bid price requirements in connection with a proposed listing on a stock exchange in the United States. While the Company currently intends to pursue a stock exchange listing in the United States, completion of any listing is subject to the satisfaction of applicable listing requirements of that stock exchange as well as any required regulatory approvals. There can be no assurance that the Common Shares will be listed on a stock exchange in the United States, and the Company may elect not proceed with the listing at any time in its sole discretion. Completion of the Consolidation is not contingent upon completion of a listing on a stock exchange in the United States, and the Company may elect to complete the Consolidation in advance of any listing.

The constating documents of the Company, and the Business Corporations Act (British Columbia) permit the Board to authorize the consolidation of the Common Shares without the approval of Shareholders. The policies of the TSX Venture Exchange require the Company to seek approval of Shareholders for any security consolidation which, when combined with any other security consolidation conducted by the Company within the previous twenty-four months that was not approved by Shareholders, would result in a cumulative consolidation ratio of greater than ten (10) to one (1) over such period. Shareholders are being asked to consider the Consolidation Ratio to satisfy the policy requirements of the TSX Venture Exchange.

The Consolidation will take effect on a date to be coordinated with the TSX Venture Exchange. The Company will announce by news release the effective date of the Consolidation, as well as the final exchange ratio. Completion of the Consolidation remains subject to the TSX Venture Exchange and the satisfaction of any applicable public distribution requirements.

Notwithstanding the foregoing, even if the Consolidation Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Consolidation, in its sole discretion. The Board will continue to assess market conditions and the interests of the Company and Shareholders before proceeding to effect the Consolidation, if at all.

“

BE IT RESOLVED THAT:

1.	the Company be and it is hereby authorized to consolidate all of its issued Common Shares without par value on a basis to be determined by the directors of the Company, in their sole discretion, provided that the consolidation shall be no greater than two-hundred (200) pre-consolidation Common Shares to one (1) post-consolidation Common Share;

2.	if, as a result of the consolidation, a holder of Common Shares would otherwise be entitled to a fraction of a Common Share, any fraction, shall be rounded to the nearest whole share;

3.	any director or officer of the Company be and is hereby authorized and directed on behalf of the Company to prepare, sign and deliver all documents and to do all things necessary and advisable to give effect to these resolutions;

4.	notwithstanding the shareholders’ approval by this resolution of the proposal to consolidate the issued share capital of the Company, the directors of the Company be and they are hereby authorized without further approval of the Shareholders to modify, vary or amend such terms and conditions in respect of the consolidation as may be required by the regulatory authorities having jurisdiction or as the board of directors may in its sole discretion deem in the best interests of the Company; and

5.	notwithstanding the shareholders’ approval by this resolution of the proposal to consolidate the issued share capital of the Company, the directors of the Company be and they are hereby authorized without further approval of the shareholders to revoke the resolution consolidating the issued share capital of the Company before it is acted upon.”

Management recommends that Shareholders approve the Consolidation Resolution. If the Consolidation Resolution is approved by Shareholders, the Directors will have the authority, in their sole discretion, to implement or revoke the Consolidation Resolution and otherwise implement or abandon the Consolidation.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the Consolidation Resolution.

Certain Risks Associated with the Consolidation

There can be no assurance that the total market capitalization of the Company (the aggregate value of all Common Shares at the market price then in effect) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Consolidation will equal or exceed the direct arithmetical result of the Consolidation. The Consolidation may result in some shareholders owning “odd lots” of less than 1000 common shares on a post-Consolidation basis which may be more difficult to sell, or require greater transaction costs per share to sell.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors.

DATED this 20th day of February, 2025

BY ORDER OF THE BOARD OF DIRECTORS

ANFIELD ENERGY INC.

/signed/ “Corey Dias”

Corey Dias

Chief Executive Officer